[Forum Energy Technologies, Inc. Letterhead]

Via EDGAR and Federal Express

March 14, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forum Energy Technologies, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed March 14, 2012

File No. 333- 176603

Ladies and Gentlemen:

Set forth below is the updated response of Forum Energy Technologies, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 18, 2011, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1, File No. 333-176603, initially filed with the Commission on September 1, 2011 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we will hand deliver three full copies of Amendment No. 4, as well as three copies of Amendment No. 4 that are marked to show all changes made since the filing of Amendment No. 3 to the Registration Statement. We are also concurrently providing certain information responsive to Comment 1 in a separate letter (the “Supplemental Letter”) with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Supplemental Letter as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which we are requesting confidential treatment.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Securities and Exchange Commission

March 14, 2012

Amendment No. 1 to Registration Statement on Form S-1

General

1. We remind you of comments 3, 4, 5 and 6 in our letter dated October 3, 2011. In this regard, please file the legality opinion (if necessary, in draft form) as an exhibit to your next amendment. Please ensure that you allow sufficient time for our review.

Response:

We acknowledge the Staff’s prior comment 3, and resubmit that we will include in subsequent amendments to the Registration Statement all information that we are not entitled to omit under Rule 430A.

We further acknowledge the Staff’s prior comment 4, and resubmit that we will inform the Staff when the amount of compensation allowable or payable to the underwriters has received clearance from FINRA. A subsequent filing relating to the Registration Statement was filed with FINRA on December 29, 2012. Counsel to the underwriters has confirmed to us that, prior to requesting accelerated effectiveness, it will provide the Staff with a copy of the FINRA no objections letter or a representative of FINRA will otherwise contact the Staff to confirm that FINRA has cleared our filing.

We further acknowledge the Staff’s prior comment 5, and we have filed with Amendment No. 4 all exhibits, including Exhibit 1.1 – Form of Underwriting Agreement.

We further acknowledge the Staff’s prior comment 6 and supplementally advise the Staff that, on March 9, 2012, representatives of J.P. Morgan Securities LLC, the lead underwriter for our initial public offering and on behalf of the underwriters, advised us that, based on then-current market conditions, they anticipated that the underwriters would recommend to us an updated preliminary price range of $[***] – [***] per share. This preliminary price range does not give effect to the stock split that we expect to occur prior to the completion of our initial public offering. The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. The underwriters will be able to provide us with a narrower range immediately preceding the launch of the offering and we will include that estimated price range on a post-stock split basis in a future amendment to the Registration Statement.

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 4 to W. Matthew Strock at Vinson & Elkins L.L.P. at (713) 758-3452.

Very truly yours,

FORUM ENERGY TECHNOLOGIES, INC.

By:	/s/ James L. McCulloch
James L. McCulloch
Senior Vice President, General Counsel and Secretary

Enclosures

cc:	Caroline Kim, Securities and Exchange Commission

W. Matthew Strock, Vinson & Elkins L.L.P.

J. David Kirkland, Jr., Baker Botts L.L.P.

Tull R. Florey, Baker Botts L.L.P